MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the periods ended September 30, 2010

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2010. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 27, 2010. You should also read our audited consolidated financial statements for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the periods ended September 30, 2010. We prepare our consolidated financial statements in accordance with Canadian GAAP and file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

There have been no changes to the following since we published our 2009 MD&A: critical accounting estimates, financial information and related risks, and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado...........................................................	...........................................................1

Q3 Highlights...............................................................	...........................................................2

Quarterly updates
Operations.....................................................................	...........................................................4
Development projects....................................................	...........................................................6
Exploration.....................................................................	...........................................................7

Quarterly results
Financial results.............................................................	...........................................................9
Results of operations.....................................................	..........................................................11
Non-GAAP measures....................................................	..........................................................12

Financial condition.....................................................	..........................................................13

Other information
Changes in accounting policies
New accounting developments.....................................	..........................................................16
Internal controls over financial reporting.......................	..........................................................20
Forward-looking information and risks..........................	..........................................................20

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world, participating in every step of the process, from exploration and development, to extraction, processing and reclamation.

We own and operate four gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan (TJS) in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

We have four development projects:

•

Eastern Dragon, in China (95%)

•

Efemçukuru, in Turkey (100%)

•

Tocantinzhinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

We also own one iron ore mine:

•

Vila Nova, in Brazil (100%)

We acquired Jinfeng, White Mountain and Eastern Dragon when we acquired Sino Gold Ltd. (Sino Gold) in December 2009.

Eldorado is listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Third quarter highlights

•

Production this quarter was 70% higher than the same quarter of 2009 reflecting the addition of Jinfeng and White Mountain as well as higher production at Kışladağ as a result of the addition of counter-current leaching.

•

Gold ounces sold were up 81% reflecting higher production and inventory drawdown, and our average realized price was $1,231 per ounce of gold, or 29% higher than the same quarter of 2009.

•

We reported earnings of $0.09 per share – an increase of 13% over the same quarter in 2009.

•

We generated $96.0 million in cash from operating activities before changes in non-cash working capital – an increase of 183% over the same quarter in 2009. This is a non-GAAP measure. See page 12 for more information.

•

We announced a 14% increase in Kişladağ’s resources from drilling in 2010.

•

We acquired the exploration licence for Xiaoshiren Central (20 km southeast of White Mountain).

•

We completed our acquisition of Brazauro Resources Corporation (Brazauro) on July 20, 2010.

Through a court approved plan of arrangement under the laws of British Columbia, we acquired all of the issued and outstanding securities of Brazauro that we did not already own, for 5,993,898 Eldorado common shares and other consideration.

Brazauro’s principal asset, the Tocantinzinho Project in Tapajos, Brazil, is a late stage exploration project with measured and indicated resources of 2.1 million ounces of gold. We also acquired option agreements to earn up to 100% of the Água Branca and Piranhas properties, which are in the Tapajos District next to the Tocantinzinho Project.

•

We updated our production outlook and now expect to produce 625,000 ounces of gold in 2010, at a cash operating cost of $375 per ounce. Our current outlook for production is slightly higher and our cash costs are slightly lower than the guidance we provided in our 2009 MD&A (550,000 to 600,000 ounces of gold at a cash operating cost of approximately $385 to $400 per ounce).

•

We expect 2010 capital expenditures to be approximately $240.0 million, or $40.0 million less than we reported in our 2009 MD&A due to timing variations of expenditures.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Financial and operating highlights

$000s	Q3 2010	Q3 2009	% change
Total revenue	190,305	81,608	133%
Net income (loss)	48,773	30,154	62%
Earnings per share
basic	0.09	0.08	13%
diluted	0.09	0.08	13%

Operating data[1,5]	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009

Total gold production
Total ounces produced	151,297	167,940	164,928	128,593	88,918
Total ounces sold	154,655	172,826	163,446	131,068	85,246
Cash operating costs ($/oz)[3]	$ 386	$ 357	$ 370	$ 330	$ 296
Total cash cost ($/oz)[2,3]	$ 431	$ 410	$ 397	$ 365	$ 325

Kisladag, Turkey
Ounces produced	62,086	70,451	82,240	70,131	57,902
Ounces sold	66,113	69,197	83,974	70,765	55,902
Cash operating costs ($/oz)[3]	$ 337	$ 304	$ 304	$ 294	$ 275
Total cash cost ($/oz)[2,3]	$ 359	$ 345	$ 307	$ 296	$ 277

Tanjianshan, China
Ounces produced	28,847	28,884	25,423	37,773	31,016
Ounces sold	28,847	38,261	18,947	40,150	29,344
Cash operating costs ($/oz)[3]	$ 391	$ 387	$ 420	$ 332	$ 336
Total cash cost ($/oz)[2,3]	$ 493	$ 483	$ 517	$ 421	$ 417

Jinfeng, China[4]
Ounces produced	46,116	52,659	45,615	14,541	-
Ounces sold	45,447	48,623	49,674	14,554	-
Cash operating costs ($/oz)[3]	$ 425	$ 381	$ 422	$ 471	$ -
Total cash cost ($/oz)[2,3]	$ 473	$ 423	$ 462	$ 515	$ -

White Mountain, China[4]
Ounces produced	14,248	15,946	11,650	6,148	-
Ounces sold	14,248	16,745	10,851	5,599	-
Cash operating costs ($/oz)[3]	$ 477	$ 442	$ 550	$ 400	$ -
Total cash cost ($/oz)2.3	$ 507	$ 474	$ 589	$ 439	$ -

We calculate costs according to the Gold Institute Standard.

Total cash cost is cash operating costs plus royalties and off-site administration costs.

3

Cash operating costs and total cash cost are non-GAAP measures. See page 12 for more information.

4

Jinfeng and White Mountain were acquired in December 2009.

5

We recalculated cash operating costs and total cash costs for previous quarters based on ounces sold.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Quarterly updates – Operations

Kişladağ

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Ore mined (tonnes)	2,538,357	2,971,165	2,910,816	3,334,470	2,552,394
Total material mined (tonnes)	7,265,973	7,590,988	6,305,993	7,151,212	6,266,316
Strip ratio	1.86:1	1.55:1	1.17:1	1.14:1	1.46:1
Ore to pad (tonnes)	2,767,179	2,686,284	2,898,199	3,679,685	2,523,546
Gold grade (g/t)	0.98	1.12	1.12	0.86	1.22
Gold production (ounces)	62,086	70,451	82,240	70,131	57,902

The Kışladağ project continued to perform well this quarter. Production was consistent with Q3 2009 while the strip ratio increased reflecting the mine’s plan to take advantage of excess equipment capacity. The decrease in production from prior quarters in 2010 was mainly due to a reduction in heap leach inventory drawdown from counter current leaching initiated at the beginning of 2010, and from lower ore grade.

We continued with metallurgical work on heap leach recoveries to validate our expectation that the recoveries are higher than the results of the original feasibility study tests, and expect the first results in Q4 2010.

Capital expenditures for the quarter were $18.7 million. Most of this was spent on the Phase 3 expansion.

TJS

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Ore mined (tonnes)	347,031	339,068	111,728	533,708	602,586
Total material mined (tonnes)	715,340	1,584,769	390,627	3,830,234	3,869,839
Strip ratio	2.06:1	3.67:1	2.50:1	6.17:1	5.42:1
Ore processed (tonnes)	283,598	271,749	249,738	256,828	257,730
Gold grade (g/t)	3.84	4.38	4.01	5.81	5.73
Gold production (ounces)	28,847	28,884	25,423	37,773	31,016

Mill throughput increased by 10% this quarter compared to Q3 2009 while ore grade fell 33% resulting in a decrease in gold production of 7%.

TJS began to recover Qinlongtan flotation concentrate from the dam and process it through the roaster.

We plan to replace the roaster cyclones and inspect the two roasters during a planned major regional power outage in the Q4 2010 to upgrade the line. This will be the first inspection since the plant was commissioned in 2009.

Capital expenditures for the quarter were approximately $3.0 million, mainly for upgrades to the processing plant.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Jinfeng

	Q3 2010	Q2 2010	Q1 2010
Ore mined - underground (tonnes)	96,272	96,585	101,340
Ore mined - open pit (tonnes)	311,191	334,566	398,100
Total material mined - open pit (tonnes)	4,823,845	4,651,564	5,320,508
Strip ratio - open pit	14.5:1	12.6:1	12.4:1
Ore processed (tonnes)	387,427	392,211	389,851
Gold grade (g/t)	4.42	4.51	4.23
Gold production (ounces)	46,116	52,659	45,615

Mining focused on the higher sections of the open pit this quarter because, as expected, rainfall hampered operations in the deeper sections of the pit. The higher production in Q2 2010 was mainly related to a drawdown in in-circuit inventories.

Capital spending for the quarter was $4.2 million. Most of this was for underground mine development and upgrades to the tailings dam. We did not spend as much as expected in the first nine months of 2010, but expect spending to accelerate in Q4 2010.

White Mountain

	Q3 2010	Q2 2010	Q1 2010
Ore mined (tonnes)	146,156	170,374	133,438
Ore processed (tonnes)	154,125	167,981	130,643
Gold grade (g/t)	4.01	3.78	4.09
Gold production (ounces)	14,248	15,946	11,650

Higher than normal rainfall and related dewatering issues reduced underground mine production this quarter. We started a project to contain and divert a local river that flows over the top of some of the southern workings.

Capital spending for the quarter was $6.8 million. Most of this was for underground development, building the tailings dam and installing the mercury removal plant.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Quarterly updates – Development projects

Efemçukuru

This quarter, we:

•

continued to install electrical and instrumentation hardware and cabling in the concentrator plant

•

began dry commissioning of some of the smaller equipment

•

finished raising the structural steel at the filtration and backfill plants

•

finished preparing the rock dump and the tailings dump, and lined both facilities

•

received approval from the State Water agency to build a concrete dam – the last component of the mine water management system.

We are installing the rest of the equipment before enclosing the structures and beginning services installation. We expect to have site services fully installed and ancillary buildings in place in Q1 2011.

Pre-production development of all three mine access ramps is now well underway. We installed suitable ground support to handle initial issues with ground conditions at the portals, and are operating at acceptable advance rates.

The central and south ramps will soon reach the main access drifts, which will give the contractor double headings. The contractor will then be fully mobilized and expected to reach target advance rates for the contract.

Kişladağ

Civil and structural works for the Phase 3 plant expansion project are well underway.

We are preparing for two planned shut downs:

•

During the first shutdown at the end of October, we will upgrade the electrical system to accommodate additional power loads, and replace the tripper mechanism on the fine ore bins.

•

We will use the second shutdown, currently scheduled for the end of December, to tie in the new circuit. We expect to commission the new circuit in Q1 2011.

The third expansion of the heap leach pad is progressing on schedule and we expect to complete it in December. We were not able to finish construction before the wet season because of delays in delivery of overliner material for the base of the pad. We have taken temporary water management measures to deal with the winter rain.

Villa Nova

Trial mining and processing continues, and we shipped our first loads of iron ore from the site to the Anglo Ferrous loading terminal this quarter. Ore quality, including iron grade and deleterious element levels, has been very acceptable. We are, however, continuing to upgrade the plant to achieve our throughput target.

Perama Hill

We are monitoring the status of the PEIA report review at the Ministry of Environment, and are working on expanding public support for the project.

Eastern Dragon

We completed our winter site construction plan this quarter, which focuses on enclosing the concentrator building and installing equipment foundations including the ball mill foundation. We will start the project when we receive our Project Permit from the provincial authorities.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Tocantinzinho

Fieldwork for input into the project prefeasibility report is continuing on schedule. We completed geotechnical drilling in the open pit and installed groundwater monitoring devices for hydrogeological analysis. We are carrying out condemnation and geotechnical auger drilling at the plant site, rock and tailing impound areas. We completed a laser survey of the area that will help us determine the final location of infrastructure and the access road, and will use this information in our EIA studies for the road and power line installations.

We received the final report on the latest round of metallurgical test work and will review it against our proposed process design before we finalize our capital and operating cost estimates for the prefeasibility study.

Quarterly updates – Exploration

We planned an aggressive exploration program that includes approximately 125,000 metres of drilling in 2010.

Turkey

Kişladağ

•

We finished the phase 1 drilling program this quarter, drilling 18 diamond drillholes (8,627 m), including 7 geotechnical drillholes. We also drilled some additional holes planned as part of phase 2.

•

The phase 2 drilling program is designed to infill gaps mainly along the northern and western margins of the deposit, and to further explore the newly-defined Southwestern Extension zone.

Efemçukuru

•

We are still waiting for drilling permits, so work this quarter focused on defining targets on the Kokarpinar and NW extension of the Kestane Beleni veins for future drilling, and interpreting and modeling vein types in the Kesteni Beleni vein based on mineralogy and texture.

Reconnaissance programs

•

We drilled two holes at Malatya-Hasancelebi (MH) this quarter, targeting geochemical and geophysical anomalies, tentatively interpreted as structurally-controlled mineralized zones within an iron oxide-copper-gold (IOCG) system. Both drillholes intersected zones of alteration and iron oxide mineralization similar to those exposed in nearby outcrops. Assay results are pending.

•

We completed 20 shallow reverse circulation (RC) drillholes at Sizma, testing broad soil geochemical anomalies within phyllite and carbonate host rocks. Results to date are encouraging, with both narrow high-grade intervals and broader low grade zones identified, including 70m @ 0.55 g/t Au in drillhole SS-08, and 13.5m @ 1.5 g/t Au in drillhole SRC-014.

•

We completed reconnaissance fieldwork (sampling, soil surveys) at our Dolek, Catak, and Atalan projects.

•

We expect to begin drilling at the Sayacik and AS projects in Q4 2010.

China

Jinfeng

We continued our drilling programs in the Jinfeng district this quarter, at the mine proper, at the Bannian prospect approximately 20 km southwest of the mine, and at the Lintan and Yaojiatan prospects immediately north of the mine.

•

Underground and surface drilling at the mine continued to focus on upgrading zones of inferred resources and testing new targets. Structural mapping of the open pit has helped define controls on gold distribution, leading to both a revision of the deposit structural model and the identification of new exploration targets in the surrounding area.

•

Drilling at the prospects targeted mineralized fault zones, where previous surface work identified structurally-controlled zones of high-grade gold. The best intercepts to date are relatively narrow and low grade.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

White Mountain

Drilling is underway, targeting the open down-dip and along-strike extensions of the known orebody, and testing exploration targets in the Xiaoshiren exploration licenses 20 km southeast of White Mountain.

•

We drilled nine surface exploration drillholes in the deposit area this quarter, mostly modest stepouts from the known orebody or testing areas previously assumed to be barren. We have not identified any significant new areas of mineralization to date.

•

Surface exploration on the Xiaoshiren Central exploration licence is underway, including soil sampling and trenching in areas with high grade boulders. We began diamond drilling this quarter.

•

We completed our mapping and soil sampling programs at Dongdapo, and drilling is now scheduled for 2011.

Eastern Dragon

•

Field activities this quarter included ground magnetic surveys, float and outcrop sampling, and prospecting within the EL53 licence area.

•

We drilled 4 exploration drillholes (719m) in the nearby Sanjianfang exploration license. The drilling intersected veins in several locations, but we did not encounter any significant gold grades.

Tanjianshan

•

We drilled 19 drillholes (4157.6m) at the 323 Zone this quarter, testing the northern and southern limits of mineralization. Grade and continuity of gold mineralization drop to the north and south of the high-grade zone, and the depth to mineralization increases southward. We updated the geological model to include this information, and are preparing a preliminary resource estimate.

•

We are now focusing fieldwork, including shallow RC drilling, mapping, and sampling, on the ZhongXinShan (ZXS) prospect area, which is between the 323 zone and the Jinlonggou deposit.

Brazil

Tocantinzinho

After completing our acquisition of Brazauro Resources this quarter, we continued the exploration activities that Brazauro had started at Tocantinzinho. Work included:

•

completing approximately 38.5 line kilometres of IP surveying, over areas peripheral to the known deposit, and identifying several zones of anomalous chargability/resistivity for drill-testing

•

updating the geological model for the Tocantinzinho deposit

•

producing wireframes for key geological surfaces in preparation for updating the resource model

•

identifying several areas requiring infill drillholes

•

drilling 6 diamond drillholes, 5 for geotechnical purposes and one for resource definition.

Reconnaissance

•

We drilled 3 drillholes at the Agua Branca project to test targets Brazauro had defined. Although the lithologic and alteration characteristics of units the holes intersected are similar to those associated with the Tocantinzinho deposit, the gold grades are too low to make extraction economic.

•

We decided not to continue with the option for the Triguiero project in NE Brazil based on the results of stream sediment and outcrop/mine dump sampling we completed this quarter.

Nevada

•

Fieldwork this quarter focused on lithological/alteration mapping, soil sampling, and outcrop sampling on the southern portion of the Richmond Mountain option property. We have identified zones of jasperoidal alteration, clay alteration, and decalcification. Assay results are pending.

•

At the Richmond Mountain and Cathedral Well properties, we integrated the results of CSAMT surveys with surface mapping, and identified drilling targets for Q4.

•

We dropped the option on the Green Monster project due to continued permitting delays.

•

We deferred the drilling program planned for the Buffalo Canyon project to 2011.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Quarterly results

Financial results

($000s)	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Total revenue	190,305	206,443	181,479	144,506	81,608	80,147	52,206	63,976
Net income (loss)	48,773	60,508	52,845	33,289	30,154	25,900	13,061	100,724
Earnings per share
basic	0.09	0.11	0.10	0.08	0.08	0.07	0.04	0.27
diluted	0.09	0.11	0.10	0.08	0.08	0.07	0.04	0.27

Gold revenues

We earn revenue from the sale of gold bullion and gold doré.

We sell refined bullion at the spot price, to large financial institutions or on the Istanbul gold exchange. We sell dore to gold refineries in China at the quoted Shanghai Gold Exchange daily price.

Gold revenues were $190.3 million for the quarter, up $108.7 million, or 133%, from a year ago because of higher selling prices (+29%) and higher sales volumes (+81%). Sales from Kişladağ and TJS increased 9,714 ounces while Jinfeng and White Mountain added 59,695 ounces compared to a year ago.

	Three-months ended September 30,
Gold ounces sold	2010	2009	% change
Kişladağ	66,113	55,902	18%
TJS	28,847	29,344	-2%
Jinfeng	45,447	-	-
White Mountain	14,248	-	-
Total gold ounces sold	154,655	85,246	81%

Average selling price per ounce	$ 1,230.51	$ 957.32	29%
Gold revenues (000s)	$ 190,305	$ 81,608	133%

Net income

Our consolidated net income for the quarter was $48.8 million or $0.09 per share, compared to $30.2 million or $0.08 per share in the third quarter of 2009, a 62% increase in net income. Earnings from mine operations before taxes were $94.4 million, compared to $44.8 million a year ago. The increase was mainly because of the addition of Jinfeng and White Mountain, higher sales volumes at Kışladağ and higher gold prices overall.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Results of mining operations – (US$ millions)

	Three months ended September 30,				Nine months ended September 30,
	2010	2009	change % change		2010	2009	change % change
Total Mining Operations
Gold Sales	190.3	81.6	108.7	133%	578.2	213.9	364.3	170%
Mine Operating Costs	69.1	28.1	41.0	146%	208.2	75.1	133.1	177%
DD&A	26.8	8.7	18.1	208%	78.8	19.2	59.6	310%
Earnings from mine operations	94.4	44.8	49.6	111%	291.2	119.6	171.6	143%

Kisladag
Gold Sales	81.4	53.6	27.8	52%	257.0	155.2	101.8	66%
Mine Operating Costs	25.7	15.6	10.1	65%	76.3	46.5	29.8	64%
DD&A	3.4	2.7	0.7	26%	11.3	7.9	3.4	43%
Earnings from mine operations	52.3	35.3	17.0	48%	169.4	100.8	68.6	68%

TJS
Gold Sales	35.4	28.0	7.4	26%	101.8	58.7	43.1	73%
Mine Operating Costs	14.7	12.5	2.2	18%	44.3	28.6	15.7	55%
DD&A	6.7	6.0	0.7	12%	18.1	11.3	6.8	60%
Earnings from mine operations	14.0	9.5	4.5	47%	39.4	18.8	20.6	110%

Jinfeng
Gold Sales	55.9	-	55.9	-	169.6	-	169.6	-
Mine Operating Costs	21.7	-	21.7	-	65.6	-	65.6	-
DD&A	12.5	-	12.5	-	37.3	-	37.3	-
Earnings from mine operations	21.7	-	21.7	-	66.7	-	66.7	-

White Mountain
Gold Sales	17.6	-	17.6	-	49.8	-	49.8	-
Mine Operating Costs	7.0	-	7.0	-	22.0	-	22.0	-
DD&A	4.2	-	4.2	-	12.1	-	12.1	-
Earnings from mine operations	6.4	-	6.4	-	15.7	-	15.7	-

Operating costs

Operating costs rose 146% this quarter, compared to a year ago, reflecting higher production costs at TJS and Kışladağ and the addition of operating costs from Jinfeng and White Mountain. Unit operating costs at Kışladağ and TJS also increased from Q3 2009.

Kışladağ cash operating costs per ounce increased 23% over Q3 2009 because of higher fuel and labour costs, while TJS unit operating costs rose 16% because of lower ore grades. Unit operating costs at Jinfeng and White Mountain increased 12% and 8% over Q2 2010 respectively.

Depletion, depreciation and amortization

Depletion, depreciation and amortization (DD&A) expense was $27.2 million this quarter, $18.2 million higher than a year ago, mainly because of the additional DD&A expense from Jinfeng and White Mountain ($16.7 million compared to nil in Q3 2009).

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Other significant factors contributing to our third quarter results include:

Expenses (income)	Q3 2010	Q3 2009
$ millions	$	$

General and administrative	10.8	7.4
Income tax	22.1	4.9
Exploration	5.0	3.2
Foreign exchange	13.4	(0.4)
Interest and other	(9.0)	(1.0)
Gains on sales of marketable securities	(4.5)	(1.2)
Non-controlling interest and other	7.8	1.7

General and administrative expense

We incur general and administrative costs at our head office in Vancouver, Canada and in the countries where we conduct our business.

General and administrative expense increased this quarter mainly because of a higher stock-based compensation expense as a result of the number of options granted in 2010 as compared with 2009 and adding the Sino Gold staff to our Beijing office.

Income taxes

The effective tax rate increased to 29% this quarter from 14% a year ago. The lower effective tax rate in Q3 2009 was mainly because of a one-time tax recovery on tax loss carryforwards that we used to offset future income tax liabilities on unrealized mark to market gains on our shares in Sino Gold.

Exploration expense

We capitalize the costs of some exploration activities if they are expected to result in an increase in reserves and resources at our existing operating mines. See Exploration on page 7 for more information.

Foreign exchange gain/loss

A major portion of the foreign exchange loss this quarter related to foreign exchange losses in the revaluation of our future income tax liabilities denominated in currencies other than the US dollar and Chinese renminbi-denominated debt.

Interest and other

Higher interest and other income in Q3 2010 were due to the $7.6 gain on sale of Agi Dagi net smelter return royalty.

Non-controlling interest

We reported a charge of $5.1 million this quarter related to our joint venture partners’ interests in TJS (10%), Jinfeng (18%) and White Mountain (5%), compared to $0.2 million in Q3 2009.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Non-GAAP measures

Throughout this document, we have provided measures prepared in accordance with Canadian GAAP, as well as some non-GAAP performance measures as additional information for investors who also use them to evaluate our performance.

As there is no standard method for calculating non-GAAP measures, they are not a reliable way to compare us against other companies. Non-GAAP measures should be used with other performance measures prepared in accordance with Canadian GAAP.

We have defined our non-GAAP measures below and reconciled them with the GAAP measures we report.

Cash operating cost

The table below reconciles cash operating cost to operating costs. We calculate costs according to the Gold Institute Standard. Operating costs are from the Consolidated statements of operations.

	Q3 2010	Q3 2009

Gold ounces sold	154,655	85,246

$000s

Operating costs	$69,095	$28,109
Royalty expense and production taxes	(6,974)	(2,518)
By-product credits and other adjustments[1]	(2,424)	(273)

Cash operating cost	59,697	25,318

Cash operating cost per ounce	$ 386	$ 297

1 Stock-based compensation expense and adjustments related to restating cost per ounce on an ounces sold basis.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculating it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to Canadian GAAP.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Financial condition

Operating activities before changes in non-cash working capital generated $96.0 million in cash this quarter, compared to $33.9 million a year ago.

Capital expenditures

We invested $54.8 million in capital expenditures, mine development, mining licences and other assets this quarter. Mine development expenditures totalled $19.6 million:

•

$15.9 million at Efemçukuru

•

$1.6 million at Eastern Dragon

•

$1.3 million at Tocantinzinho

•

$0.8 million at Perama Hill.

Spending at our producing mines totalled $32.7 million:

•

$18.7 million at Kişladağ, mostly related to the Phase 3 expansion

•

$4.2 million at Jinfeng, mostly related to tailings dam construction and underground mine development

•

$6.8 million at White Mountain, mainly related to underground mine development

•

$3.0 million at TJS, mainly related to processing plant upgrades.

We also spent $1.5 million to acquire the Xiaoshiren Central exploration licence in China. The remaining $1.0 million of expenditures related to fixed assets for our corporate offices in Canada, China and Turkey.

Net proceeds

This quarter we received net proceeds of $5.1 million for issuing 546,019 common shares related to stock options being exercised.

Capital resources

Cash and working capital

At September 30, 2010, we had cash and cash equivalents of $339.4 million and working capital of $330.0 million, compared to $265.4 and $266.9 million at the beginning of the year. The increase in cash and cash equivalents was mainly because of cash flows generated by our operating mines.

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loan.

Management believes that the working capital at the end of Q3 2010, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Contractual obligations

as at September 30, 2010

$000s	2010 $	2011 $	2012 $	2013 $	2014 and later $	Total $

Debt	6,103	83,807	41,198	26,200	29,848	187,156
Capital leases	25	86	73	50	37	271
Operating leases	1,392	3,151	2,458	2,097	749	9,847
Purchase obligations	58,659	50,402	17,561	45	-	126,667
Totals	66,179	137,446	61,290	28,392	30,634	323,941

Interest on debt is not included in the table.

Debt

Significant changes in our debt from that disclosed in our December 31, 2009 annual MD&A and consolidated financial statements are as follows:

HSBC revolving loan facility

In May 2010, Heihe Rock Mining Industry Development Company Limited (Eastern Dragon), our 95% owned subsidiary, entered into a RMB 80.0 million ($12.0 million) revolving facility with HSBC Bank (China). This facility can be drawn down in minimum tranches of RMB 1.0 million ($0.1 million) or  multiples of it. Interest on each drawdown is fixed at the prevailing lending rate stipulated by the People’s Bank of China on that date. The facility has a term of up to one year and matures on April 30, 2011.

We issued a letter of guarantee to secure the facility that states we will always maintain a security coverage ratio of 110% of the amounts drawn down.

As at September 30, 2010:

•

RMB 21.9 million ($3.3 million) had been drawn under the facility

•

we had security coverage of $3.6 million.

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (Jinfeng), our 82% owned subsidiary we acquired as part of the Sino Gold acquisition, entered into a RMB 680.0 million ($101.5 million) construction loan facility with China Construction Bank (CCB).

The construction loan facility started on February 27, 2009 and has a term of 6 years. It carries a floating interest rate reflecting 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans, adjusted annually.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7.5 million) on the outstanding balance of this loan.

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12.7 million) working capital loan with CCB.

The working capital loan has a term of 3 years and is due on August 17, 2012. The loan carries a floating interest rate reflecting 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans, adjusted annually.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7.5 million) on the outstanding balance of this loan.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

White Mountain working capital loan

In July 2010, Sino Gold Jilin BMZ Mining Limited (White Mountain), our 95% owned subsidiary, entered into a RMB 50.0 million ($7.5 million) working capital loan with China Merchants Bank Co (CMB).

Interest on each drawdown is at the prevailing lending rate stipulated by the People’s Bank of China on that date, adjusted quarterly. The working capital loan has a term of one year and can be extended with CMB’s approval.

The working capital loan is secured by a letter of guarantee issued by Eldorado.

As at September 30, 2010, RMB 50.0 million ($7.5 million) had been drawn under the working capital loan.

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (White Mountain), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a project loan (project loan) with CCB.

The project loan has two components:

•

a fixed asset loan of RMB 190.1 million ($28.4 million) with the final payment due on September 2013

•

a working capital loan of RMB 40.9 million ($6.1 million) due November 2010.

Interest on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.

The project loan is secured by a Sino Gold corporate guarantee and the project’s fixed assets valued above $0.1 million.

In September 2010, White Mountain paid RMB 24.8 million ($3.7 million) on the fixed asset loan.

Equity

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of September 30, 2010 and October 27, 2010 - as of December 31, 2009	547,705,865 537,136,235
Share purchase options - as of October 27, 2010 (Weighted average exercise price per share: $9.40 Cdn)	9,367,009

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Other information

Changes in accounting policies

In the second quarter of 2010 we adopted an accounting policy for long-term investments. The equity method is used to account for Investments in significantly influenced companies where the original cost of the shares is adjusted for our share of post-acquisition earnings or losses less dividends.

New accounting developments

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that:

•

all assets and liabilities of an acquired business be recorded at fair value at acquisition

•

obligations for contingent considerations and contingencies be recorded at fair value at the acquisition date

•

acquisition-related costs be expensed as incurred

•

restructuring charges be expensed in the periods after the acquisition date.

The Section applies prospectively to business combinations with an acquisition date on or after the beginning of the first annual reporting period on or after January 1, 2011.

If an entity decides to adopt this standard before January 1, 2011, it must also adopt CICA Sections 1601 and 1602. We have not yet adopted the new standard.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests.

Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011.

If an entity decides to adopt these sections for a fiscal year beginning before January 1, 2011, it also must adopt CICA Section 1582 We have not yet adopted these standards.

International financial reporting standards (IFRS)

Canadian generally accepted accounting principles (GAAP) for publicly listed companies will be replaced with IFRS effective for fiscal years beginning on or after January 1, 2011. We will begin reporting our financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

We have established a project team that is led by finance management, and we have designated the appropriate resources to the project to develop an effective plan. We will continue to assess resource and training requirements as the project progresses. The team makes regular progress reports to the Audit Committee of the Board of Directors on the status of the IFRS implementation project.

We have identified the following four phases to our conversion:

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Phase 1 – Scoping and planning

The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and includes a project management plan and stakeholder analysis and communication strategy. This phase also included an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges.

Phase 2 – Detailed assessment

The detailed assessment phase involves in-depth technical analysis to understand potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

Phase 3 – Implementation

The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements.

Phase 4 – Post-implementation

The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on us and our reporting.

We completed the scoping and planning phase in 2008, and we started the detailed assessment phase in 2009. As part of this phase, we evaluated and assessed IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1). IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. We expect to apply the following IFRS 1 optional exemptions, which may have a significant impact on our results:

•

to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2010 (the transition date)

•

to apply the requirements of IFRS 2, Share-Based Payments, only to share-based payments granted after November 7, 2002 that had not vested as of the transition date

•

to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the transition date

•

to elect to recognize all cumulative actuarial gains and losses for all defined benefit plans that exist at the transition date in opening retained earnings

•

to elect to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities prospectively from the transition date.

We have also made substantial progress on the technical analysis in each of the key areas highlighted during the initial assessment completed in Phase 1. As a result, we have developed a number of IFRS accounting policies, subject to future changes or revisions that may be needed as a result of updates to the IFRS standards. These IFRS accounting policies were presented and discussed with management and the Audit Committee of the Board of Directors for their review.

We have identified the following areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of the changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. The International Accounting Standards Board (IASB) has significant ongoing projects that are expected to result in the issuance of new and/or revised accounting standards and, as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all applicable standards at the conversion date are known. The differences described below are those based on existing Canadian GAAP and IFRS at December 31, 2009.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

a)

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first, comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and if so, measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, Impairment of Assets, uses a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may result in more writedowns where the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also has the requirement to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. Based on our technical analysis, we do not anticipate an adjustment for impairment of assets on transition to IFRS.

b)

Provision for reclamation and rehabilitation

The key areas of difference between IFRS and Canadian GAAP include the discount rate used, the re-measurement requirements and the constructive obligation concept. Under IFRS, a liability must be recognized at the time when the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities, while under Canadian GAAP, a liability is only recognized when the entity is legally bound. Discount rates used should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity’s credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation. The use of the current discount rate for all changes in estimates, combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion is required to be presented as an interest expense and included in ‘Interest and financing costs’ on the statement of earnings, whereas under Canadian GAAP there is no prescribed presentation for asset retirement obligation accretion. At the transition date, we estimate the adjustment related to the reclamation and rehabilitation provision to result in an increase in deficit and a decrease in net assets of $0.1 million.

c)

Business combinations

Certain differences have been identified between IFRS and current Canadian GAAP in accounting for business combinations. The definition of a business under IFRS is broader than existing Canadian GAAP and accordingly more transactions will fall within the scope of the business combinations standard.  Canadian GAAP requires share-based consideration to be valued based on the announcement date share price, whereas under IFRS, share-based consideration is required to be valued based on its fair value at the acquisition date. Under IFRS, restructuring costs and other transactions costs are expensed on acquisition, whereas under Canadian GAAP they are included in the purchase consideration. Under Canadian GAAP, after a business combination a non-controlling interest is reflected at the historical carrying value of the assets and liabilities of the acquired entity. In contrast under IFRS, after a business combination, a non-controlling interest is recorded based on either its share of the fair value of the assets and liabilities of the acquired entity or the proportionate share of the asset and liabilities acquired.  We plan to apply the IFRS 1 election for business combinations and accordingly will apply the IFRS standards to business combinations occurring after January 1, 2010.

d)

Income taxes

Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of the intra-group transfer of assets. IFRS includes a specific exception to the recognition of future tax liabilities for transactions with no impact on accounting or tax profit or loss.  This would include asset purchases. Future tax liabilities for temporary differences on asset acquisitions are not recognized. At the transition date, we estimate the adjustment related to income taxes to result in an increase in deficit and a decrease in net assets of $14.1 million. The gross adjustment decreases mining interests and future income tax liabilities, and the net impact of the adjustment is primarily due to changes in the tax rate.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

e)

Property, plant and equipment

Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated. We have not finalized our evaluation of the impact of componentization on our consolidated financial statements.

f)

Pension accounting

The key areas of difference between IFRS and Canadian GAAP include recognition of past service costs and recognition of actuarial gains/losses. Past service costs are recognized much more quickly under IFRS.  Under IAS 19, past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of changes to a defined benefit plan, the past service costs are immediately expensed. Under IFRS, we have elected to record actuarial gains and losses through Other Comprehensive Income, and then directly into retained earnings.  The amount stays in retained earnings indefinitely, and is never recycled through the income statement. At the transition date, we estimate these adjustments will result in an increase in the deficit and a reduction in net assets of $4.9 million.

Internal controls over financial reporting

Given the requirement for management to perform an annual assessment of the effectiveness of our internal control over financial reporting, all entity level, information technology, disclosure and business process controls will need to be reviewed and updated as appropriate to reflect the necessary changes arising from the IFRS transition. Where material changes are identified, these changes will need to be mapped and tested to ensure that no material deficiencies exist as a result of the transition to IFRS.

Timeline

Milestone	Status
Diagnostic	Completed
Project team	Completed
Selection of accounting policies	In progress
Communication and implementation of accounting policies	In progress
Preparation of opening balance sheet as at January 1, 2010 under IFRS	In progress
Preparation of interim financial statements in parallel (Canadian GAAP and IFRS)- calculations only	In progress
Preparation of draft Interim Financial Reporting	In progress
Preparation of Annual Financial Statements	In progress

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2010

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in Q3 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Forward-looking information and risks

Our MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•

It represents our current views, and can change significantly.

•

It is based on a number of assumptions that may prove to be incorrect, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•

Actual results and events may be significantly different from what we currently expect due to the risks associated with our business, including the changing price of gold, actual and estimated production and mineral reserves and resources, the speculative nature of gold exploration, risks associated with mining and development, and regulatory risks. We recommend that you review our annual information form and our annual MD&A, which include a discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.